UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             THE CERPLEX GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (Title of Class of Securities)


                                    156913204
                                 (CUSIP Number)

                                Thomas E. Siegler
                     c/o Donaldson, Lufkin & Jenrette, Inc.
                                 277 Park Avenue
                            New York, New York 10172
                            Tel. No.: (212) 892-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 11, 1996(1)
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

         Check the following box if a fee is being paid with this statement: [ ]

- --------------
1. Pursuant to Rule 13d-3(d)(1)(i)(B), this Date of Event is sixty (60) days prior to the date on which the holders of the Series B Stock (as defined in Item
1) will obtain the right to acquire beneficial ownership of Common Stock (as defined in Item 1) through the conversion of the Series B Stock. See Item 3.


                            Exhibit Index at Page 31
                                  Page 1 of 37

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                       Page 2 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Sprout Growth II, L.P.
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

       NUMBER OF                   1,294,600
        SHARES             -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,294,600
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,294,600
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.6% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 3 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        DLJ Capital Corporation
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        WC, OO
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,480,256
        SHARES             -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,480,256
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,480,256
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 4 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Donaldson, Lufkin & Jenrette Securities Corporation
- --------------------------------------------------------------------------------
           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

       NUMBER OF                   25
        SHARES             -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   25
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        25
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        less than 0.1% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        BD, CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 5 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Donaldson, Lufkin & Jenrette, Inc.
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,483,448
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        CO, HC
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 6 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        The Equitable Companies Incorporated
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,483,448 - See Item 5
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        CO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 7 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        AXA
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                       Page 8 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Finaxa
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                      Page 9 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        AXA Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 10 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        AXA Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                    0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 11 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Uni Europe Assurance Mutuelle
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                         1,483,448 - See Item 5
                         (not to be construed as an admission of beneficial ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      |_|
- --------------------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 12 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Alpha Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

       NUMBER OF                   1,483,448
        SHARES             -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                    0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================

CUSIP No. 156913 20 4                                     Page 13 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Alpha Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |X|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

         NUMBER OF                 1,483,448
          SHARES           -----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 14 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Claude Bebear, as AXA Voting Trustee
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 15 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Patrice Garnier, as AXA Voting Trustee
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

================================================================================
CUSIP No. 156913 20 4                                     Page 16 of 37 Pages

- --------------------------------------------------------------------------------
           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Henri de Clermont-Tonnerre, as AXA Voting Trustee
- --------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   |_|
                                                                     (b)   |_|
- --------------------------------------------------------------------------------
           3   SEC USE ONLY
- --------------------------------------------------------------------------------
           4   SOURCE OF FUNDS*

                        N/A
- --------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(E)                                       |_|
- --------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
- --------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

        NUMBER OF                  1,483,448
         SHARES            -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY EACH
       REPORTING                   0
      PERSON WITH          -----------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                   1,483,448
                           -----------------------------------------------------
                             10 SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,483,448 - See Item 5
                        (not to be construed as an admission of beneficial
                         ownership)
- --------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|
- --------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9.9% - See Item 5
- --------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Pursuant to Item 101(a)(2)(ii) of Regulation S-T promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 1 restates the Schedule 13D dated April 15, 1994 filed by Donaldson, Lufkin & Jenrette, Inc., and others (as amended, the "Schedule 13D").

Item 1.           Security and Issuer.

                  This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of The Cerplex Group, Inc., a Delaware corporation (the "Company"), including the Common Stock issuable upon the conversion of outstanding Series B Preferred Stock (the "Series B Stock") and the Common Stock issuable upon the exercise of outstanding warrants and options beneficially owned by the Reporting Persons (as defined in Item 2 below). In accordance with Rule 13d-3(d)(1)(i) promulgated under the Act, the shares of Common Stock issuable upon the conversion of the Series B Stock and the exercise of the warrants and options have been treated, for the purposes of this filing, as Common Stock beneficially owned by certain of the Reporting Persons (as defined in Item 2 below). The Company's principal executive offices are located at 1382 Bell Avenue, Tustin, CA 92680.

                  The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.           Identity and Background.

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Sprout Growth II, L.P., a Delaware limited partnership ("Growth II"); (2) DLJ Capital Corporation, a Delaware corporation ("DLJCC"); (3) Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation ("DLJSC"); (4) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"); (5) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"); (6) AXA, a societe anonyme organized under the laws of France; (7) Finaxa, a societe anonyme organized under the laws of France; (8) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France; (9) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France; (10) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France; (11) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France; (12) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (13) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

                  Growth II is a Delaware limited partnership formed to invest in securities for long-term appreciation.

                  DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is the managing general partner of Growth II and makes all of the investment and voting decisions on the part of Growth II. DLJCC is a wholly owned subsidiary of DLJ.

                  DLJSC  is  a  Delaware   corporation   and  is  a   registered
broker/dealer. DLJSC is also a wholly owned subsidiary of DLJ.

                  DLJ is a publicly-held Delaware corporation. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services. DLJ owns directly all of the capital stock of DLJCC and DLJSC. The address of the principal business and principal office of each of Growth II, DLJCC, DLJSC and DLJ is 277 Park Avenue, New York, NY 10172.

                  Equitable is a Delaware corporation and is a holding company. Equitable owns, directly or indirectly, 80.2% of DLJ. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, NY 10019.

                  AXA is a societe anonyme organized under the laws of France and is a holding company for an international group of insurance and related financial services companies. As of July 1, 1996, approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

                  Finaxa is a societe anonyme organized under the laws of France and is a holding company. Finaxa controls approximately 30.3% of the issued shares (representing approximately 39.4% of the voting power) of AXA.

                  Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. The Mutuelles AXA, as a group, control, directly and indirectly, through intermediate holding companies, approximately 38.3% of the issued shares (representing approximately 45.6% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelles AXA, acting as a group.

                  Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present principal occupation of each of the AXA Voting Trustees are set forth on Schedule K attached hereto.

                  The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Drouot, 75009 Paris, France.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of the Reporting Persons are set forth on Schedules A through K, respectively, attached hereto.

                  During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through K attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other  Consideration.

                  On November 19, 1993, the Company consummated a private placement (the "Private Placement") of two series of senior subordinated notes and Series A Preferred Stock (the "Series A Stock"). The Series A Stock was automatically converted into Common Stock upon the consummation of the initial public offering described below.

                  The Series A Stock was sold by the Company at a purchase price of $7.50 per share. With funds from working capital, DLJCC purchased 86,268 shares of the Series A Stock. Robert Finzi, a general partner of a general partner of Growth II and an officer of the Sprout Division of DLJCC, received options to purchase 20,000 shares of Common Stock as a director of the Company, the beneficial interest of which is held for DLJCC.

                  DLJSC acted as placement agent in connection with the Private Placement and received a fee from the Company for its services in connection therewith. A portion of the fee was paid in the form of a warrant to purchase 56,993 shares of the Series A Stock at an exercise price of $8.80 per share (the "Placement Agent Warrant"). The Placement Agent Warrant was issued to DLJCC.

                  In January, 1994, DLJCC transferred a portion of the Placement Agent Warrant in respect of 3,135 shares of the Series A Stock (now Common Stock) to DLJSC as custodian for certain employees of DLJSC and its affiliates. Upon consummation of the initial public offering of Common Stock described below, the Placement Agent Warrant automatically became exercisable for the same number of shares of Common Stock. Pursuant to the terms of the Placement Agent Warrant, the number of the shares issuable upon the exercise of the Placement Agent Warrant may be adjusted under certain circumstances. The form of the Placement Agent Warrant is attached hereto as Exhibit 1.

                  Prior to the closing of the Private Placement, the Company offered each of its stockholders and option holders of record the right to exchange a fixed pro rata percentage of their respective shares of Common Stock for shares of Series A Stock. Pursuant to this recapitalization, the Company issued 1,200,000 shares of Series A Stock to those stockholders of the Company who wished to sell shares at the same time as the Private Placement. Of the 1,200,000 shares of Series A Stock sold by such stockholders, 847,065 shares were purchased by Growth II. Growth II's purchase was funded from the takedown of commitments made by the partners of Growth II to make contributions from time to time to fund investments by Growth II.

                  On April 8, 1994, the Company commenced the initial public offering of its Common Stock (the "Offering") through underwriters led by DLJSC. DLJSC is a Delaware corporation and a registered broker/dealer. Since April 8, 1994, DLJSC has made a market in the Common Stock in the ordinary course of its activities as a broker/dealer, and has acquired and disposed of shares of the Common Stock. The funds for DLJSC's purchases were made available from DLJSC's working capital.

                  On October 21, 1994, DLJSC and DLJCC transferred warrants representing 3,135 and 32 shares of Common Stock, respectively, to DLJ First
ESC, L.L.C. ("ESC"), a Delaware limited liability company and an "employee securities corporation" as defined in the Investment Company Act of 1940, as amended. As a result, ESC holds 3,167 warrants. The forms of the warrant certificates evidencing the number of warrants beneficially owned by DLJCC and ESC (the "Warrant Certificates") are attached hereto as Exhibit 4.

                  On June 11, 1996, the Company consummated a private placement of 8,000 shares of the Series B Stock to certain accredited investors, including Growth II and DLJCC. Growth II and DLJCC purchased 2,269 and 231 shares of the Series B Stock, respectively, at a price of $1,000 per share. The funds used by Growth II and DLJCC to purchase the Series B Stock came from each respective entity's general investment capital. No funds of any of DLJ, Equitable, AXA, Finaxa, the Mutuelles AXA or the AXA Voting Trustees were used to purchase the Series B Stock.

                  Subject to certain terms and provisions, each share of the Series B Stock will be convertible into shares of Common Stock commencing on September 9, 1996, ninety (90) days after the date of its issuance. Attached hereto as Exhibits 5 and 6, respectively, are the Stock Purchase Agreement, dated as of June 10, 1996, between the Company and the investors listed on Schedule A attached thereto (the "Series B Stock Purchase Agreement") and the Certificate of Designation of Preferences of Series B Preferred Stock of The Cerplex Group, Inc., dated June 7, 1996 (the "Series B Certificate of Designation").

Item 4.           Purpose of Transaction.

                  Growth II and DLJCC acquired the Common Stock solely for investment purposes. Depending on market and other conditions, Growth II and DLJCC and DLJSC, in the ordinary course of its market-making activities, may acquire additional shares of Common Stock for investment and/or market-making purposes, as applicable, if such shares become available at prices that are attractive to them, or may dispose of all or a portion of the shares of Common Stock that they currently own or may hereafter acquire. In addition, any of the other Reporting Persons may acquire shares of Common Stock for investment purposes.

                  In connection with the Offering, the representatives of the underwriters invoked the market stand-off provisions contained in the Registration Rights Agreement dated as of November 19, 1993, among the Company and the purchasers of the Series A Stock, as amended (the "Registration Rights Agreement"). As indicated above, the Series A Stock automatically converted into Common Stock upon the consummation of the Offering. Pursuant to such provisions, the purchasers of the Series A Stock (including Growth II and DLJCC) agreed, upon and to the extent requested by the underwriters, not to effect any public sale or distribution of Common Stock or any similar securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act of 1933, for one hundred and eighty (180) days from the effective date of the registration statement under which the Common Stock was registered. The Registration Rights Agreement containing this market stand-off agreement, and Amendment Nos. 1 and 2 thereto, are attached hereto as Exhibit 2.

                  Growth II and DLJCC acquired the Series B Stock for investment purposes.

                  All shares of Common Stock acquired by DLJSC were acquired in the ordinary course of its market-making activities in such shares.

Item 5.           Interest in the Securities of the Issuer.

                  Growth II may be deemed to be the beneficial owner of the 847,065 shares of Common Stock owned directly by it and the 2,269 shares of the Series B Stock owned directly by it. Each share of the Series B Stock is convertible into the number of shares of Common Stock equal to $1,000 divided by the lesser of (i) 80% of the average closing bid price of the Common Stock for the ten (10) trading days ending three (3) days prior to the date of the notice of conversion; or (ii) $5.07 (as adjusted for stock dividends, combinations or splits of Common Stock) (the "Conversion Rate"). Assuming the conversion of the Series B Stock at the rate of $1,000 divided by $5.07 (the "Assumed Conversion Rate"), Growth II may be deemed to beneficially own an aggregate of 1,294,600 shares of Common Stock (the "Growth II Shares"), or approximately 8.6% of the outstanding Common Stock. Growth II has the sole power to vote and the sole power to dispose of the Growth II Shares.

                  DLJCC may be deemed to be the beneficial owner of the 86,268 shares of Common Stock owned directly by it, the 53,826 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and the 231 shares of the Series B Stock owned directly by it. Assuming the conversion of the Series B Stock at the Assumed Conversion Rate, DLJCC may be deemed to beneficially own directly an aggregate of 185,656 shares of Common Stock. As the managing general partner of Growth II, DLJCC also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Growth II Shares for an aggregate of 1,480,256 shares of Common Stock (the "DLJCC Shares"), or approximately 9.9% of the outstanding Common Stock. DLJCC has the sole power to vote and the sole power to dispose of the DLJCC Shares owned directly by it.

                  DLJSC may be deemed to be the beneficial owner of the 25 shares of Common Stock owned directly by it (the "DLJSC Shares"), or less than 0.1% of the outstanding Common Stock as of the close of business on July 26, 1996. DLJSC has the sole power to vote and the sole power to dispose of the DLJSC Shares owned directly by it.

                  As the sole stockholder of DLJCC and DLJSC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares. In addition, ESC owns warrants to purchase 3,167 shares of Common Stock (the "ESC

Shares"). Because of DLJ's ownership of DLJ LBO Plans Management Corporation, which is the manager of ESC and a wholly-owned indirect subsidiary of DLJ, DLJ may also be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the ESC Shares, for an aggregate of 1,483,448 shares of Common Stock (the "DLJ Shares"), or approximately 9.9% of the outstanding Common Stock.

                  Because of Equitable's ownership interest in DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJ Shares.

                  Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the Equitable shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the shares of Common Stock that Equitable may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the shares of Common Stock that AXA may be deemed to beneficially own indirectly. AXA, Finaxa, the Mutuelles AXA and the AXA Voting Trustees disclaim beneficial ownership of any shares of Common Stock.

                  The Reporting Persons, in the aggregate, may be deemed to beneficially own 1,483,448 shares of Common Stock or approximately 9.9% of the outstanding Common Stock. The percentage of outstanding shares of Common Stock reported as beneficially owned by each

Reporting Person herein on the date hereof is based upon (a) the 13,397,425 shares of Common Stock outstanding as of June 11, 1996 based upon information furnished on behalf of the Company and (b) the conversion of all of the Company's outstanding Series B Stock, which votes together with the Common Stock on an as-converted basis (based on the Assumed Conversion Rate), or 1,577,909 shares of Common Stock, and assumes the issuance of shares of Common Stock underlying the warrants held by DLJCC and ESC.

                  DLJSC has been a market-maker in the Common Stock, and in the ordinary course of its market-making activities has acquired and disposed of shares at prices ranging from $5.75 to $7.125 per share during the period of May 27, 1996 to July 26, 1996.

                  Except as disclosed above, no transactions in the Common Stock, the Series B Stock or options or warrants to acquire Common Stock have been effected since July 26, 1996 by the Reporting Persons, any other person controlling the Reporting Persons, or any of the persons named in Schedules A through K.

                  In addition, as of July 26, 1996, Robert Finzi holds for the beneficial interest of DLJCC options to purchase 30,000 shares of Common Stock which he received in his capacity as a director of the Company. On August 22, 1996, the Company is expected to grant Mr. Finzi an option to purchase an additional 10,000 shares of Common Stock. Mr. Finzi also owns directly 3,500 shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Reference is made to the Registration Rights Agreement, and Amendment Nos. 1 and 2 thereto, which are attached hereto as
Exhibit 2.

                  The purchasers of the Series A Stock (including Growth II and DLJCC) agreed to certain restrictions with respect to the transfer of their shares pursuant to market stand-off provisions in the Registration Rights Agreement. See Item 4 above for a description of these market stand-off provisions.

                  The registration Rights Agreement was further amended pursuant to Amendment Nos. 3 and 4 thereto, which are attached hereto as Exhibit 7.

                  Except for the agreements described in this Item 6 and the relationships described in Item 2 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 above, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

Exhibit 1*: Form of Placement Agent Warrant (filed in paper form as Exhibit 1 to the Schedule 13D of the Reporting Persons dated April 15,
                                    1994).

Exhibit 2*: Registration Rights Agreement, as amended by Amendment Nos. 1 and 2 (filed in paper form as Exhibit 2 to the Schedule 13D of the Reporting Persons dated April 15, 1994).

Exhibit 3*: Joint Filing Agreement (filed in paper form as Exhibit 3 to the Schedule 13D of the Reporting Persons dated April 15, 1994).

Exhibit 4: Forms of Warrant Certificates, dated November 29, 1994, evidencing 53,826 and 3,167 warrants issued to DLJCC and ESC, respectively.

Exhibit 5:                          The Series B Stock Purchase Agreement.

Exhibit 6:                          The Series B Certificate of Designation.

Exhibit 7:                          Amendment Nos. 3 and 4 to the Registration
                                    Rights Agreement.

Exhibit 8:                          Joint Filing Agreement.

Exhibit 9:                          Powers of Attorney.




















- -------------------
* Incorporated by reference herein pursuant to Rule 102(a) of Regulation S-T promulgated under the Act.

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1996


                                            Sprout Growth II, L.P.
                                            by:  DLJ Capital Corporation
                                            its: Managing General Partner


                                            /s/ Thomas E. Siegler
                                            ____________________________________
                                            Thomas E. Siegler
                                            Secretary and Treasurer

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1996


                                            DLJ Capital Corporation


                                            /s/ Thomas E. Siegler
                                            _________________________________
                                            Thomas E. Siegler
                                            Secretary and Treasurer

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1996


                                            Donaldson, Lufkin & Jenrette
                                              Securities Corporation


                                            /s/ Thomas E. Siegler
                                            ____________________________________
                                            Thomas E. Siegler
                                            Senior Vice President

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 6, 1996

                                            Donaldson, Lufkin & Jenrette, Inc.


                                            /s/ Thomas E. Siegler
                                            ____________________________________
                                            Thomas E. Siegler
                                            Senior Vice President

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  August 6, 1996



                                            The Equitable Companies Incorporated


                                            /s/ Alvin H. Fenichel
                                            ____________________________________
                                            Alvin H. Fenichel
                                            Senior Vice President and Controller

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1996



                                       AXA
                                       Finaxa
                                       AXA Assurances I.A.R.D. Mutuelle
                                       AXA Assurances Vie Mutuelle
                                       Uni Europe Assurance Mutuelle
                                       Alpha Assurances I.A.R.D. Mutuelle
                                       Alpha Assurances Vie Mutuelle
                                       Claude Bebear, as AXA Voting Trustee
                                       Patrice Garnier, as AXA Voting Trustee
                                       Henri de Clermont-Tonnerre, as AXA Voting
                                         Trustee

                                       /s/ Richard V. Silver
                                       ______________________________
                                       Richard V. Silver
                                       Attorney-in-fact

                                                                     SCHEDULE A


                        Executive Officers and Directors
                                       of
                             DLJ Capital Corporation


         The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive
Officer's business address is that of DLJCC at 277 Park Avenue, New York, NY 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.

Name, Business Address                              Present Principal Occupation



*   Richard E. Kroon                                President and Chief
                                                    Executive Officer

*   Anthony F. Daddino                              Vice President;
                                                    Executive
                                                    Vice President and
                                                    Chief Financial Officer,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Thomas E. Siegler                               Secretary and
                                                    Treasurer;
                                                    Senior Vice President
                                                    and Secretary, Donaldson,
                                                    Lufkin & Jenrette, Inc.











- --------------------------
*   Director

                                                                     SCHEDULE B


                        Executive Officers and Directors
                                       of
               Donaldson, Lufkin & Jenrette Securities Corporation


                  The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJSC at 277 Park Avenue, New York, NY 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJSC and each individual is a United States citizen.


Name, Business Address                              Present Principal Occupation



*   John S. Chalsty                                 Chairman and Chief
                                                    Executive Officer;
                                                    Chairman and Chief
                                                    Executive Officer,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Joe L. Roby                                     President and Chief
                                                    Operating Officer;
                                                    President and Chief
                                                    Operating Officer,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Carl B. Menges                                  Vice Chairman of the
                                                    Board;Vice Chairman
                                                    of the Board,
                                                    Donaldson, Lufkin
                                                    & Jenrette, Inc.

*   Hamilton E. James                               Managing Director;
                                                    Managing Director,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Richard S. Pecther                              Managing Director;
                                                    Managing Director,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Theodore P. Shen                                Managing Director;
                                                    Managing Director,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.

*   Anthony F. Daddino                              Executive Vice
                                                    President and Chief
                                                    Financial Officer;
                                                    Executive Vice
                                                    President and Chief
                                                    Financial Officer,
                                                    Donaldson, Lufkin &
                                                    Jenrette, Inc.


































- -------------------
*  Director

                                                                     SCHEDULE C


                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.


  The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, NY 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.

Name, Business Address                              Present Principal Occupation



*   John S. Chalsty                                 Chairman and Chief
                                                    Executive Officer

*   Joe L. Roby                                     President and Chief
                                                    Operating Officer

*   Claude Bebear (1)                               Chairman and Chief
    AXA                                             Executive Officer, AXA
    23, avenue Matignon
    75008 Paris, France

*   Henri de Castries (1)                           Executive Vice President
    AXA                                             Financial Services and
    23, avenue Matignon                             Life Insurance Activities,
    75008 Paris, France                             AXA

*   Kevin Dolan                                     Executive Vice President,
    AXA Asset Management                            AXA Asset Management
    40, rue de Collissee
    75008 Paris, France

*   Louis Harris                                    Chairman and Chief
    LH Research                                     Executive Officer, LH
    152 East 38th Street                            Research (research)
    New York, New York  10016-
     2605

*   Henri G. Hottingeur (2)                         Chairman and Chief
    Banque Hottingeur                               Executive Officer, Banque
    38, rue de Provence                             Hottingeur (banking)
    75009 Paris, France

*   W. Edwin Jarmain (3)                            President, Jarmain Group
    Jarmain Group Inc.                              Inc. (private investment
    95 Wellington Street                            holding company)
    West Suite 805
    Toronto, Canada

*   Francis Jungers                                 Retired
    19880 NW Nestucca Drive
    Portland, Oregon  97229

*   Joseph J. Melone                                President and Chief
    The Equitable Companies                         Executive Officer, The
       Incorporated                                 Equitable Companies
    787 Seventh Avenue                              Incorporated
    New York, New York  10019

*   W. J. Sanders, III                              Chairman and Chief
    Advanced Micro Devices,                         Executive Officer,
       Inc.                                         Advanced Micro Devices
    901 Thompson Place
    Sunnyvale, CA  94086

*   Jerry M. de St. Paer                            Executive Vice President
    The Equitable Companies                         and Chief Financial
      Incorporated                                  Officer, The Equitable
    787 Seventh Avenue                              Companies Incorporated
    New York, New York  10019

*   John C. West                                    Retired
    Bothea, Jordan & Griffin
    23B Shelter Cove
    Hilton Head Island, SC
      29928

*   Carl B. Menges                                  Vice Chairman of the Board

*   Hamilton E. James                               Managing Director

*   Richard S. Pecther                              Managing Director

*   Theodore P. Shen                                Managing Director

*   Anthony F. Daddino                              Executive Vice President
                                                    and Chief Financial
                                                    Officer

*   Robert J. Albano                                Senior Vice President and
                                                    Director of Compliance and
                                                    Regulatory Affairs

Michael M. Bendik                                   Senior Vice President and
                                                    Chief Accounting Officer

Michael A. Boyd                                     Senior Vice President and
                                                    General Counsel

Joseph D. Donnelly                                  Senior Vice President and
One Pershing Plaza                                  Associate General Counsel
Jersey City, NJ  07599

Stuart S. Flamberg                                  Senior Vice President and
                                                    Director of Taxes

Roy A. Garman                                       Senior Vice President and
                                                    Controller

Charles J. Hendrickson                              Senior Vice President and
                                                    Treasurer

Gerald B. Rigg                                      Senior Vice President and
                                                    Director of Human
                                                    Resources

Thomas E. Siegler                                   Senior Vice President and
                                                    Secretary

Lucia D. Swanson                                    Senior Vice President and
                                                    Associate General Counsel






















- ----------------------
*    Director
(1)  Citizen of the Republic of France
(2)  Citizen of Canada
(3)  Citizen of Switzerland

                                                                     SCHEDULE D


                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated


                  The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("Equitable") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Equitable at 787 Seventh Avenue, New York, NY 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.

Name, Business Address                              Present Principal Occupation



*   Claude Bebear (1)                               Chairman of the Board;
    AXA                                             Chairman and Chief
    23, avenue Matignon                             Executive Officer, AXA
    75008 Paris, France

*   James M. Benson                                 Senior Executive Vice
                                                    President and Chief
                                                    Operating Officer;
                                                    President and Chief
                                                    Executive Officer, The
                                                    Equitable Life Assurance
                                                    Society of the United
                                                    States

*   Henri de Castries (1)                            Vice Chairman of the
    AXA                                              Board; Executive Vice
    23, avenue Matignon                              President, Financial
    75008 Paris, France                              Services and Life
                                                     Insurance Activities
                                                     outside France, AXA

*   John S. Chalsty                                 Chairman and Chief
    Donaldson, Lufkin &                             Executive Officer,
     Jenrette, Inc.                                 Donaldson, Lufkin &
    277 Park Avenue                                 Jenrette, Inc.
    New York, NY  10172

Jerry M. de St. Paer                                Senior Executive Vice
                                                    President and Chief
                                                    Financial Officer;
                                                    Executive Vice President,
                                                    The Equitable Life
                                                    Assurance Society of
                                                    the United States

*   Joseph L. Dionne                                Chairman and Chief
    The McGraw Hill Companies                       Executive Officer, The
    1221 Avenue of the                              McGraw Hill Companies
      Americas                                      (publishing)
    New York, NY  10020

*   William T. Esrey                                Chairman of the Board and
    Sprint Corporation                              Chief Executive Officer,
    P.O. Box 11315                                  The Sprint Corporation
    Kansas City, MO  64112                          (telecommunications)

*   Jean-Rene Fourtou (1)                           Chairman and Chief
    Rhone-Poulenc S.A.                              Executive Officer, Rhone-
    25 quai Paul Doumer                             Poulenc S.A. (industry)
    92408 Courbevoie,
    France

Robert E. Garber                                    Executive Vice President
                                                    and General Counsel

*   Donald J. Greene                                Partner, LeBoeuf,  Lamb,
    LeBoeuf, Lamb, Greene &                         Greene & MacRae (law firm)
      MacRae
    125 West 55th Street
    New York, NY 10019


*   Anthony J. Hamilton (2)                         Group Chairman, Fox-Pitt,
    35 Wilson Street                                Kelton Limited (Finance)
    London, England  EC2M 2SJ


*   John T. Hartley                                 Retired Chairman and Chief
    Harris Corporation                              Executive Officer, Harris
    1025 Nasa Boulevard                             Corporation (manufacturer
    Melbourne, FL  32919                            of electronic, telephone
                                                    and copying systems)

*   John H. F. Haskell, Jr.                         Director and Managing
    Dillon, Read & Co., Inc.                        Director, Dillon, Read &
    535 Madison Avenue                              Co., Inc. (investment
    New York, NY  10028                             banking firm)

*   W. Edwin Jarmain (3)                            President, Jarmain Group
    Jarmain Group Inc.                              Inc. (private investment
    95 Wellington St. West                          holding company)
    Suite 805
    Toronto, Ontario M5J 2N7
    Canada

*   Winthrop Knowlton                               Chairman, Knowlton
    Knowlton Brothers, Inc.                         Brothers, Inc. (private
    530 Fifth Avenue                                investment firm);
    New York, NY  10036                             President and Chief
                                                    Executive Officer,
                                                    Knowlton Associates, Inc.
                                                    (consulting firm)

*   Arthur L. Liman                                 Partner, Paul, Weiss,
    Paul, Weiss, Rifkind,                           Rifkind, Wharton &
     Wharton & Garrison                             Garrison (law firm)
    1285 Avenue of the
      Americas
    New York, NY  10019

William T. McCaffrey                                Executive Vice President
                                                    and Chief Administrative
                                                    Officer; Senior Executive
                                                    Vice President and Chief
                                                    Operating Officer, The
                                                    Equitable Life Assurance
                                                    Society of the United
                                                    States

*   Joseph J. Melone                                Chief Executive Officer
                                                    and President; Chairman
                                                    of the Board, The
                                                    Equitable Life Assurance
                                                    Society of the United
                                                    States

Peter D. Noris                                      Executive Vice President
                                                    and Chief Investment
                                                    Officer; Executive Vice
                                                    President and Chief
                                                    Investment Officer, The
                                                    Equitable Life Assurance
                                                    Society of the United
                                                    States

*   Didier Pineau-Valencienne                       Chairman and Chief
    64-70, avenue Jean                              Executive Officer,
    Baptiste Clement                                Schneider S.A. (electric
    92646 Boulogne Cedex,                           equipment)
    France

*   George J. Sella, Jr.                            Retired Chairman,
    American Cyanamid Company                       President and Chief
    P.O. Box 3017                                   Executive Officer,
    Newton, NJ  07860                               American Cyanamid Company
                                                    (manufacturer
                                                    pharmaceutical products
                                                    and agricultural products)

Jose Suquet                                         Executive Vice President;
                                                    Executive Vice President
                                                    and Chief Agency Officer;
                                                    The Equitable Life
                                                    Assurance Society of the
                                                    United States

Stanley B. Tulin                                    Executive Vice President;
                                                    Senior Executive Vice
                                                    President and Chief
                                                    Financial Officer, The
                                                    Equitable Life Assurance
                                                    Society of the United
                                                    States

*   Dave H. Williams                                Chairman and Chief
    Alliance Capital                                Executive Officer,
    Management Corporation                          Alliance Capital
    1345 Avenue of the                              Management Corp.
       Americas                                     (investment company)
    New York, NY  10105














- --------------------------
*    Director
(1)  Citizen of the Republic of France
(2)  Citizen of United Kingdom
(3)  Citizen of Canada

                                                                     SCHEDULE E


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                       AXA


         The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.


Name, Business Address                              Present Principal Occupation



*   Claude Bebear                                   Chairman and Chief
                                                    Executive Officer

*   Antoine Bernheim                                Chairman, Assicurazioni
    Piazza Duca Degli Abruzzi                       Generali S.p.A.
      2                                             (insurance)
    34132 Trieste, Italy

Henri de Castries                                   Executive Vice President,
                                                    Financial Services and
                                                    Life Insurance Activities
                                                    outside France

Francoise Colloc'h                                  Executive Vice President,
                                                    Human Resources and Public
                                                    Relations

*   Henri de Clermont-Tonnerre                      Chairman, Societe
    90, rue de Miromesnil                           d'Armement et de
    75008 Paris, France                             Navigation Charles
                                                    Schiaffino
                                                    (transportation)

*   David Dautresme                                 General Partner, Lazard
    121, Boulevard Haussman                         Freres et Cie (investment
    75008 Paris, France                             banking)

*   Jean-Rene Fourtou                               Chairman and Chief
    25, quai Paul Doumer                            Executive Officer, Rhone-
    92408 Courbevoie, France                        Poulenc S.A. (industry)

*   Michel Francois-Poncet                          Chairman of the
    3, rue d'Autin                                  Supervisory Board of
    75002 Paris, France                             Compagnie Financiere
                                                    Paribas and Banque Paribas
                                                    (financial services and
                                                    banking)

*   Patrice Garnier                                 Retired

*   Gianfranco Gutty (1)                            Director and Executive
    Piazza Duca Degli Abruzzi                       Officer, Assicurazioni
      2                                             Generali S.p.A.
    34132 Trieste, Italy                            (insurance)

*   Anthony J. Hamilton (2)                         Group Chairman, Fox-Pitt,
    35 Wilson Street                                Kelton Limited (Finance)
    London, England  EC2M 2SJ

*   Henri Hottinguer (3)                            Chairman and Chief
    38, rue de Provence                             Executive Officer, Banque
    75009 Paris, France                             Hottinguer (banking)

*   Richard H. Jenrette (4)                         Retired Chairman, The
    787 Seventh Avenue                              Equitable Companies
    New York, NY  10019                             Incorporated

*   Henri Lachmann                                  Chairman and Chief
    56, rue Jean Giraudoux                          Executive Officer, Strafor
    67000 Strasbourg, France                        Facom (office furniture)

Gerard de la Martiniere                             Executive Vice President,
                                                    Chief Financial Officer

*   Didier Pineau-Valencienne                       Chairman and Chief
    64-70, avenue Jean                              Executive Officer,
    Baptiste Clement                                Schneider S.A. (electric
    92646 Boulogne Cedex,                           equipment)
    France

Claude Tendil                                       Executive Vice President,
                                                    French Insurance
                                                    Activities and Non-Life
                                                    and Composite Insurance
                                                    Activities outside France









































- -------------------------
*   Member, Conseil d'Administration
(1) Citizen of Italy
(2) Citizen of the United Kingdom
(3) Citizen of Switzerland
(4) Citizen of the United States of America

                                                                     SCHEDULE F


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                     FINAXA


         The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

Name, Business Address                              Present Principal Occupation



*   Claude Bebear                                   Chairman and Chief
                                                    Executive Officer;
                                                    Chairman and Chief
                                                    Executive Officer, AXA

*   Henri de Castries                               Executive Vice President,
                                                    Financial Services and
                                                    Life Insurance Activities
                                                    outside France, AXA

*   Henri de Clermont-Tonnerre                      Chairman, Societe
    90, rue de Miromesnil                           d'Armement et de
    75008 Paris, France                             Navigation Charles
                                                    Schiaffino
                                                    (transportation)


*   Jean-Rene Fourtou                               Chairman and Chief
    25, quai Paul Doumer                            Executive Officer, Rhone-
    92408 Courbevoie, France                        Poulenc S.A. (industry)


*   Patrice Garnier                                 Retired

*   Henri Hottinguer (1)                            Chairman and Chief
    38, rue de Provence                             Executive Officer, Banque
    75009 Paris, France                             Hottinguer (banking)

*   Paul Hottinguer (1)                             Assistant Chairman and
    38, rue de Provence                             Chief Executive Officer,
    75009 Paris, France                             Banque Hottinguer
                                                    (banking)

*   Henri Lachmann                                  Chairman and Chief
    56, rue Jean Giraudoux                          Executive Officer, Strafor
    67000 Strasbourg, France                        Facom (office furniture)

Gerard de la Martiniere                             Chief Executive Officer;
                                                    Executive Vice President,
                                                    Chief Financial Officer,
                                                    AXA

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
    France

































- ------------------------------------------
*  Member, Conseil d'Administration
(1)  Citizen of Switzerland

                                                                     SCHEDULE G


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE


         The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                              Present Principal Occupation


*   Claude Bebear                                   Chairman and Chief Executive
    23, avenue Matignon                             Officer; Chairman and Chief
    75008 Paris, France                             Executive Officer, AXA

Jean-Luc Bertozzi                                   Assistant Chief Executive
                                                    Officer

*   Henri de Castries                               Executive Vice President,
    23, avenue Matignon                             Financial Services and Life
    75008 Paris, France                             Insurance Activities outside
                                                    France, AXA

*   Jean-Pierre Chaffin                             Manager, Federation de la
    5, rue la Bruyere                               Metallurgie (industry)
    75009 Paris, France

*   Gerard Coutelle                                 Retired

*   Jean-Rene Fourtou                               Chairman and Chief Executive
    25, quai Paul Doumer                            Officer, Rhone-Poulenc S.A.
    92408 Courbevoie, France                        (industry)

*   Patrice Garnier                                 Retired

*   Henri Lachmann                                  Chairman and Chief Executive
    56, rue Jean Giraudoux                          Officer, Strafor Facom
    67000 Strasbourg, France                        (office furniture)

*   Francois Richer                                 Retired

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
    France

*   Claude Tendil                                   Chief Executive Officer;
    21, rue de Chateaudun                           Executive Vice President,
    75009 Paris, France                             French Insurance
                                                    Activities and Non-Life
                                                    and Composite
                                                    Insurance Activities
                                                    outside France, AXA

*   Nicolas Thiery                                  Chairman and Chief Executive
    6 Cite de la Chapelle                           Officer, Etablissements
    75018 Paris, France                             Jaillard (management
                                                    consulting)

*   Francis Vaudour                                 Chief Executive Officer,
    14, boulevard Industriel                        Segafredo Zanetti France
    76301 Sotteville les                            S.A. (coffee importing and
    Rouen, France                                   processing)


























- -------------------------------------
* Member, Conseil d'Administration

                                                                     SCHEDULE H


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                           AXA ASSURANCES VIE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                              Present Principal Occupation


*   Claude Bebear                                   Chairman and Chief Executive
    23, avenue Matignon                             Officer; Chairman and Chief
    75008 Paris, France                             Executive Officer, AXA

Jean-Luc Bertozzi                                   Assistant Chief Executive
                                                    Officer

*   Henri de Castries                               Executive Vice President,
    23, avenue Matignon                             Financial Services and Life
    75008 Paris, France                             Insurance Activities
                                                    outside France, AXA

*   Jean-Pierre Chaffin                             Manager, Federation de la
    5, rue la Bruyere                               Metallurgie (industry)
    75009 Paris, France

*   Henri de Clermont-Tonnerre                      Chairman, Societe d'Armement
    90, rue de Miromesnil                           et de Navigation Charles
    75008 Paris, France                             Schiaffino
                                                    (transportation)

*   Gerard Coutelle                                 Retired

*   Jean-Rene Fourtou                               Chairman and Chief Executive
    25, quai Paul Doumer                            Officer, Rhone-Poulenc S.A.
    92408 Courbevoie, France                        (industry)

*   Henri Lachmann                                  Chairman and Chief Executive
    56, rue Jean Giraudoux                          Officer, Strafor Facom
    67000 Strasbourg, France                        (office furniture)

*   Francois Richer                                 Retired

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
    France

*   Claude Tendil                                   Chief Executive Officer;
    21, rue de Chateaudun                           Executive Vice President,
    75009 Paris, France                             French Insurance
                                                    Activities and Non-Life
                                                    and Composite
                                                    Insurance Activities
                                                    outside France, AXA

*   Nicolas Thiery                                  Chairman and Chief Executive
    6 Cite de la Chapelle                           Officer, Etablissements
    75018 Paris, France                             Jaillard (management
                                                    consulting)

*   Francis Vaudour                                 Chief Executive Officer,
    14, boulevard Industriel                        Segafredo Zanetti France
    76301 Sotteville les                            S.A. (coffee importing
    Rouen, France                                   and processing)


























- -------------------------------------
* Member, Conseil d'Administration

                                                                     SCHEDULE I


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          UNI EUROPE ASSURANCE MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Drouot, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principle Occupation


*   Claude Bebear                                  Chairman and Chief Executive
    23, avenue Matignon                            Officer; Chairman and Chief
    75008 Paris, France                            Executive Officer, AXA

*   Henri de Castries                              Executive Vice President,
    23, avenue Matignon                            Financial Services and Life
    75008 Paris, France                            Insurance Activities outside
                                                   France, AXA

*   Francis Cordier                                Chairman and Chief Executive
    rue Nicephone Niepce BP                        Officer, Group Demay Lesieur
    232 76304 Sotteville Les                       (food industry)
    Rouen, France

*   Gerard Coutelle                                Retired

*   Jean-Rene Fourtou                              Chairman and Chief Executive
    25, quai Paul Doumer                           Officer, Rhone-Poulenc S.A.
    92408 Courbevoie, France                       (industry)

*   Patrice Garnier                                Retired

*   Henri Lachmann                                 Chairman and Chief Executive
    56, rue Jean Giraudoux                         Officer, Strafor Facom
    67000 Strasbourg, France                       (office furniture)

*   Francis Magnan                                  Chairman and Chief Executive
    50, boulevard des Dames                         Officer, Groupe Daher (air
    13002 Marseille, France                         and sea transportation)

*   Jean de Ribes                                   Chief Executive Officer,
    13, rue Notre Dame des                          Banque Rivaud (banking)
    Victoires 75008 Paris,
    France

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
    France

*   Jean-Paul Saillard                              Corporate Secretary, AXA
    23, avenue Matignon
    75008 Paris, France

*   Claude Tendil                                   Chief Executive Officer;
    21, rue de Chateaudun                           Executive Vice President,
    75009 Paris, France                             French Insurance Activities
                                                    and Non-Life and Composite
                                                    Insurance Activities outside
                                                    France, AXA




























- --------------------------------------
* Member, Conseil d'Administration

                                                                     SCHEDULE J


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                          ALPHA ASSURANCES VIE MUTUELLE


         The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                              Present Principal Occupation


*   Claude Bebear                                   Chairman and Chief Executive
    23, avenue Matignon                             Officer; Chairman and Chief
    75008 Paris, France                             Executive Officer, AXA

*   Henri de Castries                               Executive Vice President,
    23, avenue Matignon                             Financial Services and Life
    75008 Paris, France                             Insurance Activities outside
                                                    France, AXA

*   Henri de Clermont-Tonnerre                      Chairman, Societe d'Armement
    90, rue de Miromesnil                           et de Navigation Charles
    75008 Paris, France                             Schiaffino
                                                    (transportation)


*   Claude Fath                                     Manager

*   Jean-Rene Fourtou                               Chairman and Chief Executive
    25, quai Paul Doumer                            Officer, Rhone-Poulenc S.A.
    92408 Courbevoie, France                        (industry)

*   Patrice Garnier                                 Retired

*   Henri Lachmann                                  Chairman and Chief Executive
    56, rue Jean Giraudoux                          Officer, Strafor Facom
    67000 Strasbourg, France                        (office furniture)

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
    France

*   Claude Tendil                                   Chief Executive Officer;
    21, rue de Chateaudun                           Executive Vice President,
    75009 Paris, France                             French Insurance Activities
                                                    and Non-Life and Composite
                                                    Insurance Activities
                                                    outside France, AXA

*   Francis Vaudour                                 Chief Executive Officer,
    14, boulevard Industriel                        Segafredo Zanetti France
    76301 Sotteville les Rouen                      S.A. (coffee importing
    France                                          and processing)



































- -------------------------------------
* Member, Conseil d'Administration

                                                                     SCHEDULE K


                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE


                  The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                              Present Principal Occupation


*   Claude Bebear                                   Chairman and Chief Executive
    23, avenue Matignon                             Officer; Chairman and Chief
    75008 Paris, France                             Executive Officer, AXA

*   Henri Brischoux                                 Manager, AXA
    21, rue de Chateaudun
    75009 Paris, France

*   Henri de Castries                               Executive Vice President,
    23, avenue Matignon                             Financial Services and Life
    75008 Paris, France                             Insurance Activities outside
                                                    France, AXA

*   Henri de Clermont-Tonnerre                      Chairman, Societe d'Armement
    90, rue de Miromesnil                           et de Navigation Charles
    75008 Paris, France                             Schiaffino
                                                    (transportation)

*   Bernard Cornille                                Audit Manager, AXA
    21, rue de Chateaudun
    75009 Paris, France

*   Claude Fath                                     Manager

*   Patrice Garnier                                 Retired

*   Henri Lachmann                                  Chairman and Chief Executive
    56, rue Jean Giraudoux                          Officer, Strafor Facom
    67000 Strasbourg, France                        (office furniture)

*   Claude Peter                                    Retired

*   Georges Rousseau                                Chairman, Apave Normandies
    2, rue des Mouettes                             (consulting)
    76130 Mont Saint Aignan,
     France

*   Claude Tendil                                   Chief Executive Officer;
     21, rue de Chateaudun                          Executive Vice President,
     75009 Paris, France                            French Insurance
                                                    Activities and Non-Life
                                                    and Composite
                                                    Insurance Activities
                                                    outside France, AXA

































 --------------------------------------
* Member, Conseil d'Administration